Citigroup Global Markets Holdings Inc.	C

Term Sheet No. 2021-USNCH9705 dated November 16, 2021 relating to Pricing Supplement

No. 2021-USNCH9705 dated November 16, 2021

Registration Statement Nos. 333-255302 and 333-255302-03

Filed Pursuant to Rule 433

Market Linked Securities—Auto-Callable with Contingent Downside

Principal at Risk Securities Linked to the KraneShares CSI China Internet ETF due November 19, 2024

Term Sheet to Pricing Supplement No. 2021-USNCH9705 dated November 16, 2021

Key Terms		Investment Description
Issuer	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

•    Linked to the KraneShares CSI China Internet ETF (the “underlying”)

•    Unlike ordinary debt securities, the securities do not pay interest, do not guarantee the repayment of principal at maturity and are subject to potential automatic early redemption on a periodic basis on the terms described below. Your return on the securities will depend on the performance of the underlying.

•    Automatic Call. If the closing value of the underlying on any valuation date (including the final valuation date) is greater than or equal to the initial underlying value, the securities will be automatically called for redemption for an amount in cash equal to the stated principal amount plus the call premium applicable to that valuation date. The call premium applicable to each valuation date will be a percentage of the stated principal amount that increases for each valuation date based on a simple (non-compounding) return of 15.50% per annum.

•    Potential Loss of Principal. If the securities are not automatically called for redemption prior to or at maturity, you will receive the stated principal amount at maturity if, and only if, the final underlying value is greater than or equal to the trigger value. If the final underlying value is less than the trigger value, you will lose a significant portion, and possibly all, of the stated principal amount of your securities.

•    The trigger value is equal to 70% of the initial underlying value.

•    If the securities are not automatically called for redemption prior to or at maturity, you will have full downside exposure to the underlying from the initial underlying value if the final underlying value is less than the trigger value.

•    All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.; if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you could lose some or all of your investment.

•    No periodic interest payments or dividends.

•    The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the securities unless you are willing to hold them to maturity.

Guarantee	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Term	Approximately 3 years (unless earlier called)
Underlying	The KraneShares CSI China Internet
Stated Principal Amount	$1,000 per security
Pricing Date	November 16, 2021
Issue Date	November 19, 2021
Valuation Dates	November 21, 2022, November 20, 2023 and November 12, 2024 (the “final valuation date”)
Maturity Date	November 19, 2024
Payment at Maturity	See “Payment at Maturity” on Page 3
Automatic Call	See “Automatic Call” on Page 2
Call Premium	See “Call Premium” on Page 2
Trigger Value	$36.26, 70% of the initial underlying value
Initial Underlying Value	$51.80, the closing value of the underlying on the pricing date
Final Underlying Value	The closing value of the underlying on the final valuation date
Calculation Agent	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount and Commission	2.625%, of which dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of 1.75% and WFA will receive a distribution expense fee of 0.075%. In respect of certain securities sold in this offering, CGMI may pay a fee of up to 0.35% to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	17329UHC8 / US17329UHC80

On the date of the related pricing supplement, the estimated value of the securities is $943.50 per security, which is less than the public offering price. The estimated value of the securities is based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 4 in this term sheet, “Summary Risk Factors” in the accompanying pricing supplement, “Risk Factors Relating to the Securities” in the accompanying product supplement and “Risk Factors” in the accompanying prospectus supplement.

This term sheet should be read in conjunction with the accompanying pricing supplement, product supplement, prospectus supplement and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Automatic Call

If the closing value of the underlying on any valuation date (including the final valuation date) is greater than or equal to the initial underlying value, the securities will be automatically called for redemption on the related call settlement date for an amount in cash per security equal to $1,000 plus the call premium applicable to that valuation date.

Any positive return on the securities will be limited to the applicable call premium, even if the closing value of the underlying on the applicable valuation date significantly exceeds the initial underlying value. You will not participate in any appreciation of the underlying beyond the applicable call premium.

The call settlement date for any valuation date is the fifth business day after such valuation date, except that the call settlement date for the final valuation date shall be the maturity date.

If the securities are automatically called for redemption, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date. You will not receive any notice from us if the securities are automatically called.

Call Premium

The call premium applicable to each valuation date is indicated below.

Valuation Date	Call Premium
• November 21, 2022:	15.50% of the stated principal amount
• November 20, 2023:	31.00% of the stated principal amount
• November 12, 2024:	46.50% of the stated principal amount

Hypothetical Examples

The table below illustrates how the amount payable per security will be calculated if the closing value of the underlying on any valuation date (including the final valuation date) is greater than or equal to the initial underlying value.

If the first valuation date on which the closing value of the underlying is greater than or equal to the initial underlying value is . . .	. . . then you will receive the following payment per $1,000 security upon automatic call:
November 21, 2022	$1,000 + applicable call premium = $1,000 + $155.00 = $1,155.00
November 20, 2023	$1,000 + applicable call premium = $1,000 + $310.00 = $1,310.00
November 12, 2024 (the final valuation date)	$1,000 + applicable call premium = $1,000 + $465.00 = $1,465.00

Hypothetical Returns

If the securities are automatically called for redemption:

If the securities are automatically called for redemption prior to or at maturity, you will receive the stated principal amount of your securities plus the call premium applicable to the related valuation date. In the event the securities are automatically called for redemption following any valuation date, your total return on the securities will equal the applicable call premium received with respect to that valuation date.

If the securities are not automatically called for redemption:

If the securities are not automatically called for redemption prior to or at maturity, the table below is based on a range of hypothetical underlying returns and illustrates:

•    the hypothetical percentage change from the initial underlying value to the final underlying value (which we refer to as the “underlying return”);

•    the hypothetical payment at maturity per security; and

•    the hypothetical total pre-tax rate of return.

The table below is based on a hypothetical initial underlying value of $100 and does not reflect the actual initial underlying value.

Hypothetical final underlying value	Hypothetical underlying return	Hypothetical payment at maturity per security	Hypothetical total pre-tax rate of return
$99.99	-0.01%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$69.99	-30.01%	$699.90	-30.01%
$60.00	-40.00%	$600.00	-40.00%
$50.00	-50.00%	$500.00	-50.00%
$25.00	-75.00%	$250.00	-75.00%
$0.00	-100.00%	$0.00	-100.00%
The above figures are for purposes of illustration only and may have been rounded for ease of analysis.

Payment at Maturity

If the securities are not automatically called for redemption prior to or at maturity, you will receive a payment at maturity for each $1,000 stated principal amount security you then hold determined as follows:

•	If the final underlying value is less than the initial underlying value but greater than or equal to the trigger value: $1,000; or

•	If the final underlying value is less than the trigger value: $1,000 minus:

$1,000 ×	initial underlying value – final underlying value initial underlying value

If the securities are not automatically called for redemption prior to or at maturity and the final underlying value is less than the trigger value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity.

Selected Risk Considerations

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the securities, and are also subject to risks associated with the underlying. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisors as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the full description of the risk considerations provided for in the Pricing Supplement and the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

•	You May Lose A Significant Portion Or All Of Your Investment.

•	The Securities Do Not Pay Interest.

•	Your Potential Return On The Securities Is Limited.

•	Higher Call Premiums Are Associated With Greater Risk.

•	The Securities May Be Automatically Called For Redemption Prior To Maturity, Limiting The Term Of The Securities.

•	The Securities Offer Downside Exposure To The Underlying, But No Upside Exposure To The Underlying.

•	You Will Not Receive Dividends Or Have Any Other Rights With Respect To The Underlying.

•	The Performance Of The Securities Will Depend On The Closing Values Of The Underlying Solely On The Valuation Dates, Which Makes The Securities Particularly Sensitive To Volatility In The Closing Values Of The Underlying On Or Near The Valuation Dates.

•	The Securities Are Subject To The Credit Risk Of Citigroup Global Markets Holdings Inc. And Citigroup Inc.

•	The Securities Will Not Be Listed On Any Securities Exchange And You May Not Be Able To Sell Them Prior To Maturity.

•	The Estimated Value Of The Securities On The Pricing Date, Based On CGMI’s Proprietary Pricing Models And Our Internal Funding Rate, Is Less Than The Public Offering Price.

•	The Estimated Value Of The Securities Was Determined For Us By Our Affiliate Using Proprietary Pricing Models.

•	The Estimated Value Of The Securities Would Be Lower If It Were Calculated Based On Wells Fargo’s Determination of The Secondary Market Rate With Respect To Us.

•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Any Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Fluctuate Based On Many Unpredictable Factors.

•	We Have Been Advised That, Immediately Following Issuance, Any Secondary Market Bid Price Provided By Wells Fargo, And The Value That Will Be Indicated On Any Brokerage Account Statements Prepared By Wells Fargo Or Its Affiliates, Will Reflect A Temporary Upward Adjustment.

•	The KraneShares CSI China Internet ETF Is Subject To Risks Associated With A Single Emerging Market.

•	Fluctuations In Exchange Rates Will Affect The Closing Value Of The KraneShares CSI China Internet ETF.

•	The KraneShares CSI China Internet ETF Is Subject To Concentrated Risks Associated With The Internet Sector In China.

•	Our Offering Of The Securities Is Not A Recommendation Of The Underlying.

•	The Closing Value Of The Underlying May Be Adversely Affected By Our Or Our Affiliates’, Or By Wells Fargo And Its Affiliates’, Hedging And Other Trading Activities.

•	We And Our Affiliates, Or Wells Fargo Or Its Affiliates, May Have Economic Interests That Are Adverse To Yours As A Result Of Our And Their Respective Business Activities.

•	The Calculation Agent, Which Is An Affiliate Of Ours, Will Make Important Determinations With Respect To The Securities.

•	Even If The Underlying Pays A Dividend That It Identifies As Special Or Extraordinary, No Adjustment Will Be Required Under The Securities For That Dividend Unless It Meets The Criteria Specified In The Accompanying Product Supplement.

•	The Securities Will Not Be Adjusted For All Events That May Have A Dilutive Effect On Or Otherwise Adversely Affect The Closing Value Of The Underlying.

•	The Securities May Become Linked To An Underlying Other Than The Original Underlying Upon The Occurrence Of A Reorganization Event Or Upon The Delisting Of The Underlying Shares.

•	The Value And Performance Of The Underlying Shares May Not Completely Track The Performance Of The Underlying Index That The Underlying Seeks To Track Or The Net Asset Value Per Share Of The Underlying.

•	Changes That Affect The Underlying May Affect The Value Of Your Securities.

•	A Call Settlement Date And The Stated Maturity Date May Be Postponed If The Valuation Date is Postponed.

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the stated principal amount per security. Citigroup Global Markets Holdings Inc. and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a related pricing supplement, an accompanying product supplement and an accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related pricing supplement and the accompanying product supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related pricing supplement, accompanying product supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.

Consult your tax adviser

Investors should review carefully the accompanying pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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